Form RW
August 25, 2005
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Todd Schiffman
Assistant Director
Banking Financial Services Group
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Re:	Federal Home Loan Bank of Cincinnati Request to Withdraw Registration Statement on Form 10-12G (File Number 000-51399)
Dear Mr. Schiffman:
     The Federal Home Loan Bank of Cincinnati (“FHLBank”) respectfully requests withdrawal of the above-referenced Registration Statement, together with all exhibits thereto, filed with the Securities and Exchange Commission on June 30, 2005 via EDGAR. The FHLBank requests that the Commission approve an order granting the withdrawal of the Registration Statement as of the date hereof. Please deliver a copy of such order by facsimile to the undersigned at (513) 852-7664. If you have any questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (513) 852-7511 or Nicholas L. Berning, Senior Vice President – Controller at 513-852-7576.

Sincerely, FEDERAL HOME LOAN BANK OF CINCINNATI

By:	/s/ David H. Hehman

David H. Hehman President